TheYard.gg, Inc.



THE YARD.GG

ANNUAL REPORT

72 E Jefferson St

Franklin, IN 46131

0

http://theyard.gg/

This Annual Report is dated April 25, 2023.

BUSINESS

The Yard.gg, Inc. (which may be referred to as the "Company", "we," "us," or "our") was formed on July 12, 2022 ("Inception") in the State of Delaware. On September 27, 2022, pursuant to an Agreement and Plan of Merger and Reorganization, the Company acquired Harena Data, Inc. through the issuance of 2,500,000 shares of the Company's common stock, par value $.0001 ("Common Stock"), to the previous shareholders of Harena Data, Inc. The Company's financial statements consolidate the results of its wholly-owned subsidiary Harena Data, Inc. commencing on the date of the merger. The Company itself has no operations. The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Franklin, Indiana.

The Company operates in two segments. Our business-to-business segment provides existing communities with the tools and platforms to create manageable, virtual community playgrounds. Our business-to-consumer segment is developing a platform that supports peer-to-peer games of skill wagering globally supported by the Lightning Network and the Company's former UMG Gaming assets which we acquired through our acquisition of Herena Data, Inc.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $200,000.00
Number of Securities Sold: 80,000
Use of proceeds: General Operating
Date: September 01, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

The Company does not have any direct expenses and could continue operations indefinitely without revenue generation if necessary. The Company's acquired businesses generate revenue and have expenses. To the extent the revenue of those businesses fails to exceed their expenses, the Company may choose to fund those operations from its cash holdings. If the Company is unable to attract additional capital it will not be able to see its subsidiary operating.

Foreseeable major expenses based on projections:

The Company does not have major expenses at this time. The funds from the offering will be used primarily to further develop the Company's platform and expand operations but are not necessary for maintaining current operations.

Future operational challenges:

The Company intends to develop mobile applications, streamline and integrate the functions of its acquired businesses and build a more robust video production and distribution capability. The Company does not have the capital on hand to do that and the success of the raise will determine the extent to which the Company can achieve its goals.

Future challenges related to capital resources:

The Company will be expending money in advance of revenue growth and it will need to manage its resources to ensure that it maintains sufficient working capital to sustain the Company until its revenue goals are recognized.

Future milestones and events:

The Company's subsidiaries have a number of significant projects that are at various early stages of deployment. The success of these projects will greatly impact the Company's ability to use the capital raised to build out its operations.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $39,805.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Derek Pew

Derek Pew's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President and Secretary (including work with prior entity Harena Data, Inc.)
Dates of Service: April, 2017 - Present
Responsibilities: Overall supervision of corporate activities. Derek receives an annual salary of $60k from The Yard but has deferred his salary.

Position: Board Director
Dates of Service: July, 2022 - Present
Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

Employer: HashWatt, Inc
Title: Chairman of the Board
Dates of Service: December, 2017 - Present
Responsibilities: Coordination of business strategy and implementation of that strategy.

Other business experience in the past three years:

Employer: Harena Data, Inc
Title: CEO
Dates of Service: January, 2018 - Present
Responsibilities: Harena Data, Inc is a wholly-owned subsidiary of The Yard.gg. Responsible for

all corporate oversight.

Name: Bill Dever

Bill Dever's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Strategy Officer and Treasurer (including work with prior entity Harena Data, Inc.)
Dates of Service: April, 2017 - Present
Responsibilities: Overall supervision of corporate strategy and sales strategy. Bill receives an annual salary of $90k.

Position: Board Director
Dates of Service: July, 2022 - Present
Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

Employer: Harena Data, Inc
Title: Chief Creative Officer
Dates of Service: July, 2017 - Present
Responsibilities: Harena Data, Inc is a wholly-owned subsidiary of The Yard.gg. Oversee strategy and market placement for suite of eSportings and streaming solution sets.

Other business experience in the past three years:

Employer: B Movie Celebration
Title: Founder
Dates of Service: March, 2007 - Present
Responsibilities: Film programmer and overseeing a slate of film festivals. Volunteer role.

Other business experience in the past three years:

Employer: Experiential Dynamics LLC
Title: President
Dates of Service: July, 2018 - November, 2022
Responsibilities: Overseeing general operations and film licensing.

Other business experience in the past three years:

Employer: USA DRIVE-INS
Title: Managing Partner
Dates of Service: May, 2011 - November, 2022
Responsibilities: Consulting and operations of motion picture theaters.

Name: Joseph A Reed

Joseph A Reed's current primary role is with RFI Ventures LLC. Joseph A Reed currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director
Dates of Service: April, 2019 - Present
Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated. Joe does not receive compensation.

Other business experience in the past three years:

Employer: Iteris, Inc (previously TrafficCast International, Inc)
Title: Chief Technology Officer
Dates of Service: July, 2014 - June, 2022
Responsibilities: Responsible for software development and operations of TrafficCast's 3 major lines of business DynaFlow, TrafficCarma, and BlueToad. Leading teams to build innovative real-time traffic based consumer and B2B products and services across mobile, web and APIs.

Other business experience in the past three years:

Employer: RFI Ventures LLC
Title: President & CEO
Dates of Service: May, 2016 - Present
Responsibilities: Provider of consultant and advisor services in the technology industry.

Name: Robert E Keith III

Robert E Keith III's current primary role is with Nouveau Capital, LLC. Robert E Keith III currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director
Dates of Service: April, 2019 - Present
Responsibilities: Board Member and Investor, provide guidance on strategy and financing. Rob does not receive any compensation.

Other business experience in the past three years:

Employer: Nouveau Capital, LLC
Title: President
Dates of Service: January, 2012 - Present
Responsibilities: Overseeing a family run investment firm

Name: Scott Molander

Scott Molander's current primary role is with SKINS™ Compression North America. Scott Molander currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director
Dates of Service: July, 2022 - Present
Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

Employer: SKINS™ Compression North America
Title: Managing Director
Dates of Service: November, 2022 - Present
Responsibilities: Bringing in foreign sports product and building the North American market.

Other business experience in the past three years:

Employer: 500 FESTIVAL FOUNDATION
Title: Member Board of Directors
Dates of Service: October, 2022 - Present
Responsibilities: Board member representing the interests of locally-based motor sports corporations.

Other business experience in the past three years:

Employer: Garage Living
Title: Managing Director
Dates of Service: August, 2021 - Present
Responsibilities: Day-to-day operation and marketing focus.

Other business experience in the past three years:

Employer: Butler University
Title: Lecturer
Dates of Service: August, 2021 - Present
Responsibilities: Teaches entrepreneurship at Butley University

Other business experience in the past three years:

Employer: Fords Garage
Title: Regional Development Team
Dates of Service: June, 2019 - Present

Responsibilities: Develops work with a boutique restaurant-bar concept.

Other business experience in the past three years:

Employer: PlayyOn
Title: Board Member
Dates of Service: April, 2020 - Present
Responsibilities: Board member for youth advocacy sports program.

Other business experience in the past three years:

Employer: SportsUNITED
Title: Senior Managing Director
Dates of Service: February, 2018 - Present
Responsibilities: Acting as a consultant for a sports initiative.

Other business experience in the past three years:

Employer: Nine13sports
Title: Chairperson of the Board
Dates of Service: February, 2018 - Present
Responsibilities: Volunteer role.

Other business experience in the past three years:

Employer: Thrivent Financial
Title: Executive Chairman of the Board Mid-America Region
Dates of Service: August, 2016 - Present
Responsibilities: The Executive chair is the presiding director of the Thrivent Member Network
Regional Board of Directors ("Board").

Other business experience in the past three years:

Employer: 500 Festival
Title: Member of the Board
Dates of Service: January, 2015 - October, 2021
Responsibilities: Member of the board for parade and other programming.

Other business experience in the past three years:

Employer: ASB Sports
Title: Chief Executive Officer
Dates of Service: January, 2020 - November, 2020
Responsibilities: Help transitioned the company out of financial difficulty.

Other business experience in the past three years:

Employer: YOUNG ACTORS THEATRE INC

Title: Board Member
Dates of Service: February, 2018 - November, 2019
Responsibilities: Board member to empower youth for life

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Derek Pew
Amount and nature of Beneficial ownership: 875,208
Percent of class: 24.4

RELATED PARTY TRANSACTIONS

Pursuant to the acquisition of Harena Data, Inc., the company also acquired notes owed by Harena Data, Inc. to members of the Company's board in a total amount of $110,000.

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,720,004 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 140,004 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the gaming and technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Theyard.gg was formed on July 12, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Theyard.gg has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that out product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on theyard.gg or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on theyard.gg could harm our reputation and materially negatively impact our financial condition and business. We may not be able to sustain our rapid growth, effectively manage our anticipated future growth or implement our business strategies. We have a limited operating history as a gaming-focused content and entertainment platform, and have experienced substantial growth in the last 12 months due, in large part, to the acquisitions we completed during the year ended December 31, 2021. However, recent growth rates may not be indicative of our future performance due to our limited operating history and the rapid evolution of our business model. We may not be able to achieve similar results or accelerate growth at the same rate as we have organically or following the completion of our recent acquisitions and we may not achieve our expected results, all of which may have a material and adverse impact on our financial condition and results of operations. In addition, our rapid growth and expansion have placed, and continue to place, significant strain on our management and resources. This level of significant growth may not be sustainable or achievable at all in the future. We believe that our continued growth will depend on many factors, including our ability to develop new sources of revenues, diversify monetization methods including our direct to consumer offerings, attract and retain competitive gamers and creators, increase engagement, continue developing innovative technologies, tournaments and competitions in response to shifting demand in online gaming, increase brand awareness, and expand into new markets. We cannot assure you that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations. We are subject to risks associated with operating in a rapidly developing industry and a relatively new market. Many elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continuing development of gaming-focused entertainment and content creation. The market for gaming-related content has grown significantly in recent years and continues to rapidly develop, which may present significant challenges. Our business relies upon our ability to cultivate and grow a robust community of creators and audience members, and our ability to successfully monetize such community through digital subscriptions, and advertising and sponsorship opportunities. In addition, our continued growth depends, in part, on our ability to respond to rapid technological evolution, continued shifts in gamer trends and demands, frequent introductions of new games and titles and the constant emergence of new industry standards and practices. Developing and integrating new games, titles, content, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve at all. We cannot assure you that we will succeed in any of these aspects or that the esports gaming industry will continue to grow as rapidly as it has in the past. Our revenue model may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit. We generate revenues from advertising within our platform and through our service offerings, and through the operation of our live streaming platform using a revenue model whereby users and creators can get free access to certain live streaming content, and gamers and creators pay fees to compete in league competition. We have generated, and expect to continue to generate, a substantial portion of revenues using this revenue model in the near term. We are, however, particularly focused on implementing a direct to consumer model for our expanding user base. Although our business has experienced significant growth in recent years, there is no guarantee that our direct to consumer packages will gain significant traction to maximize our growth rate in the future, as the demand for our offerings may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively. Our marketing and advertising efforts may fail to resonate with gamers and creators. Our service offerings are marketed through a diverse spectrum of advertising and promotional programs such as online and mobile advertising, marketing through websites, event sponsorship and direct communications with our user community including via email, blogs and other electronic means. An increasing portion of our marketing activity is taking place on social media platforms that are either outside, or not totally within, our direct control. Changes to user preferences, marketing regulations, privacy and data protection laws, technology changes or service disruptions may negatively impact our ability to reach target users and creators. Our ability to market our service offerings is dependent in part upon the success of these programs. If the marketing for our service offerings fails to resonate and expand with both the gamer and metaverse community, or if advertising rates or other media placement costs increase, our business and operating results could be harmed. The online gaming industry is very "hit" driven. We may not have access to "hit" games or titles. Select game titles dominate competitive online gaming, and many new games titles are regularly introduced in each major industry segment (console, mobile and PC free-to-download). Despite the number of new entrants, only a very few "hit" titles account for a significant portion of total revenue in each segment. The size and engagement level of our users are critical to our success and are closely linked to the quality and popularity of the game publishers with which we have licenses. Game publishers on our platform, including those who have entered into license agreements with us, may leave us for other gaming platforms which may offer better competition, and terms and conditions than we do. Furthermore, we may lose our licenses with certain game publishers if we fail to generate the number of gamers and creators to our amateur tournaments and competitions expected by such publishers. In addition, if popular game publishers cease to license their games to us, or our live streams fail to attract gamers and creators, we may experience a decline in gamer traffic, direct to consumer opportunities and engagement, which may have a material and adverse impact on our results of operations and financial conditions. Although we have entered into multi-year agreements with certain publishers, if we fail to license multiple additional "hit" games or any of our existing licensed game publishers with which we currently have a license decide to breach the license agreement or choose not to continue with us once the term of the license agreement expires, the popularity of our tournaments, competitions and content generated across our platforms may decline and the number of our users and creators may decrease, which could materially and adversely affect our results of operations and financial condition. We have not entered into definitive license agreements with certain game publishers that we currently have relationships with, and we may never do so. We currently do not have definitive license agreements in place with game publishers for the use of certain of the game titled played on our platform, as these publishers currently permit us to integrate the specifications of the game title with our technology. We may not ever enter into license agreements with these parties in the future, instead continuing our relationship with these game publishers without a license agreement. These game publishers may unilaterally choose to discontinue their relationship with the Company, thereby preventing us from offering experiences on our platform using their game titles, as the case may be. Should those game publishers choose not to allow us to offer experiences involving their respective game titles to our users, the popularity of our amateur city leagues, tournaments and competitions may decline and the number of our users and creators may decrease, which could materially and adversely affect our results of operations and financial condition. If we fail to keep our existing users and creators highly engaged, to acquire new users and creators, to successfully implement a direct to consumer model for our user community, our business, profitability and prospects may be adversely affected. Our success depends on our ability to maintain and grow the number of users and creators using our platform, and keeping our users and creators highly engaged. Of particular importance is the successful deployment and expansion of our direct to consumer model to our user community for purposes of creating predictable recurring revenues. In order to attract, retain and engage users and creators and remain competitive, we must continue to develop and expand our product offerings, including internationally, produce engaging tournaments and competitions, successfully license the newest "hit" esports games and titles, implement new technologies and strategies, improve features of our platform and stimulate interactions in our user community. A decline in the number of our users and creators in our ecosystem may adversely affect the engagement level of our users and creators, the vibrancy of our user community, or the popularity of our platform, which may in turn reduce our monetization opportunities, and have a material and adverse effect on our business, financial condition and results of operations. If we are unable to attract and retain, or convert users and creators into direct to consumer-based paying users and creators, our revenues may decline, and our results of operations and financial condition may suffer. We cannot assure you that our platform will remain sufficiently popular with users and creators to offset the costs incurred to operate and expand it. It is vital to our operations that we remain sensitive and responsive to evolving user preferences and offer first-tier content that attracts our users and creators. We must also keep providing users and creators with new features and functions to enable superior content viewing, and social interaction. Further, we will need to continue to develop and improve our platform and to enhance our brand awareness, which may require us to incur substantial costs and expenses. If such increased costs and expenses do not effectively translate into an improved user experience and direct to consumer-based, long-term engagement, our results of operations may be materially and adversely affected. The ability to grow our business is dependent in part on the success and availability of mass media channels developed by third parties, as well as our ability to develop commercially successful content. The success of our business is driven in part by the commercial success and adequate supply of third-party mass media channels for which we may distribute our content, including Twitch, YouTube and ESL.tv. Our success also depends on our ability to accurately predict which channels and platforms will be successful with the online gaming community, our ability to develop commercially successful content and distribute via SLG.TV, which is presently available on Twitch, amateur tournaments and competition for these channels and gaming platforms and our ability to effectively manage the transition of our users and creators from one generation or demographic to the next. Additionally, we may enter into certain exclusive licensing arrangements that affect our ability to deliver or market our live and on-demand content on certain channels and platforms. A channel or platform may not succeed as expected or new channels or platforms may take market share and users and creators away from platforms for which we have devoted significant resources. If demand for the channels or platforms for which we are developing is lower than our expectations, we may be unable to fully recover the investments we have made, and our financial performance may be harmed. Alternatively, a channel or platform for which we have not devoted significant resources could be more successful than we initially anticipated, causing us to not be able to take advantage of meaningful revenue opportunities. If we fail to maintain and enhance our brand or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected. We believe that maintaining and enhancing our brand is of significant importance to the success of our business. A well-recognized brand is important to increasing the number of users and creators and the level of engagement of our overall user community which is critical in enhancing our attractiveness to advertisers and sponsors. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain and enhance our market position. Although we have developed our brand through word of mouth referrals, key strategic partners and our esports game publisher licensors, as we expand, we may conduct various marketing and brand promotion activities using various methods to continue promoting our brand. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect. In addition, any negative publicity in relation to our service offerings, or operations, regardless of its veracity, could harm our brands and reputation. Negative publicity or public complaints from users and creators may harm our reputation, and if complaints against us are not addressed to their satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business, results of operations and prospects. Negative perceptions about our brand, platforms, tournaments or competitions and/or business practices may damage our business and increase the costs incurred in addressing gamer concerns. Expectations regarding the quality, performance and integrity of our service offerings are high. Users and creators may be critical of our brand, platform, content, service offerings, tournaments or competitions and/or business practices for a wide variety of reasons. These negative user reactions may not be foreseeable or within our control to manage effectively, including user reactions to content via social media or other outlets, components and services, or objections to certain of our business practices. Negative user sentiment about our business practices also can lead to investigations from regulatory agencies and consumer groups, as well as litigation, which, regardless of their outcome, may be costly, damaging to our reputation and harm our business. Technology changes rapidly in our business and if we fail to anticipate or successfully implement new technologies or adopt new business strategies, technologies or methods, the quality, timeliness and competitiveness of our offered services may suffer. Rapid technology changes require us to anticipate, sometimes years in advance, which technologies we must develop, implement and take advantage of in order to be and remain competitive in both the content-creation and delivery market, as well as the esports gaming market. We have invested, and in the future may invest, in new business strategies including within metaverse gaming, a direct to consumer model, technologies, products, or games or first-tier game titles to continue to persistently engage the user and deliver the best user experience. Such endeavors may involve significant risks and uncertainties, and no assurance can be given that the technology we choose to adopt and the features that we pursue will be successful. If we do not successfully implement these new technologies, our reputation may be materially adversely affected and our financial condition and operating results may be impacted. We also may miss opportunities to adopt technology, or develop technologies, products, or services that become popular with users and creators, which could adversely affect our financial results. It may take significant time and resources to shift our focus to such technologies, putting us at a competitive disadvantage. Our development process usually starts with particular user experiences in mind, and a range of technical development and feature goals that we hope to be able to achieve. We may not be able to achieve these goals, or our competitors may be able to achieve them more quickly and effectively than we can based on having greater operating capital and personnel resources. If we cannot achieve our technology goals within the original development schedule, then we may delay their release until these goals can be achieved, which may delay or reduce revenue and increase our development expenses. Alternatively, we may be required to significantly increase the resources employed in research and development in an attempt to accelerate our development of new technologies, either to preserve our launch schedule or to keep up with our competitors, which would increase our development expenses. Our new services and changes to existing services could fail to attract or retain users or generate revenue and profits. Our ability to retain, increase, and engage our user base and to increase our revenue depends heavily on our ability to continue to evolve our existing services and to develop successful new services, both independently and in conjunction with developers or other third parties. We may introduce significant changes to our existing services or acquire or introduce new and unproven services, including using technologies with which we have little or no prior development or operating experience. For example, we do not have significant experience with virtual or augmented reality technology, which may adversely affect our ability to successfully develop and market our offerings within these technologies. We continue to incur substantial costs, and we may not be successful in generating profits, in connection with these efforts. In addition, the introduction of new services, or changes to existing services, may result in new or enhanced governmental or regulatory scrutiny, litigation, or other complications that could adversely affect our business and financial results. We have also invested, and expect to continue to invest, significant resources in growing our service offerings to support increasing usage of such products. If our new or enhanced services fail to engage users, marketers, or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be adversely affected. We may not be successful in our metaverse gaming strategy and investments, which could adversely affect our business, reputation, or financial results. We believe the metaverse, an embodied internet where people have immersive experiences beyond two-dimensional screens, is the next evolution in social technology. Our business strategy focuses on offerings within metaverse gaming. We expect this will be a complex, evolving, and long-term initiative that will involve the development of new and emerging technologies, continued investment in privacy, safety, and security efforts, and collaboration with other companies, developers, partners, and other participants. However, the metaverse may not develop in accordance with our expectations, and market acceptance of features, products, or services we build for the metaverse is uncertain. In addition, we have limited experience with virtual and augmented reality technology, which may enable other companies to compete more effectively than us. We may be unsuccessful in our research and product development efforts, including if we are unable to develop relationships with key participants in metaverse gaming or develop products that operate effectively with metaverse gaming technologies, products, systems, networks, or standards. Our metaverse gaming efforts may also divert resources and management attention from other areas of our business. In addition, as our metaverse gaming efforts evolve, we may be subject to a variety of existing or new laws and regulations in the United States and international jurisdictions, including in the areas of privacy and e-commerce, which may delay or impede the development of our products and services, increase our operating costs, require significant management time and attention, or otherwise harm our business. As a result of these or other factors, our metaverse gaming strategy and investments may not be successful in the foreseeable future, or at all, which could adversely affect our business, reputation, or financial results. We may experience security breaches and cyber threats. We continually face cyber risks and threats that seek to damage, disrupt or gain access to our networks and our platform, supporting infrastructure, intellectual property and other assets. In addition, we rely on technological infrastructure, including third party cloud hosting and broadband, provided by third party business partners to support the in person and online functionality of our platform. These business partners are also subject to cyber risks and threats. Such cyber risks and threats may be difficult to detect. Both our partners and we have implemented certain systems and processes to guard against cyber risks and to help protect our data and systems. However, the techniques that may be used to obtain unauthorized access or disable, degrade, exploit or sabotage our networks and platform change frequently and often are not detected. Our systems and processes, and the systems and processes of our third-party business partners, may not be adequate. Any failure to prevent or mitigate security breaches or cyber risks, or respond adequately to a security breach or cyber risk, could result in interruptions to our platform, degrade the user experience, cause users and creators to lose confidence in our gaming platform and cease utilizing it, as well as significant legal and financial exposure. This could harm our business and reputation, disrupt our relationships with partners and diminish our competitive position. Successful exploitation of our networks and platform can have other negative effects upon the user experience we offer. In particular, the virtual economies that exist in certain of our licensed game publishers' games and developers' outside platforms, such as Roblox, are subject to abuse, exploitation and other forms of fraudulent activity that can negatively impact our business. Virtual economies involve the use of virtual currency and/or virtual assets that can be used or redeemed by a user within a particular online game or service. Our business could be adversely affected if our data privacy and security practices are not adequate, or perceived as being inadequate, to prevent data breaches, or by the application of data privacy and security laws generally. In the course of our business, we may collect, process, store and use gamer and other information, including personally identifiable information, passwords and credit card information, the latter of which is subject to PCI-DSS compliance. Although we take measures to protect this information from unauthorized access, acquisition, disclosure and misuse, our security controls, policies and practices may not be able to prevent the improper or unauthorized access, acquisition or disclosure of such information. The unauthorized access, acquisition or disclosure of this information, or a perception that we do not adequately secure this information could result in legal liability, costly remedial measures, governmental and regulatory investigations, harm our profitability and reputation and cause our financial results to be materially affected. In addition, third party vendors and business partners receive access to information that we collect. These vendors and business partners may not prevent data security breaches with respect to the information we provide them or fully enforce our policies, contractual obligations and disclosures regarding the collection, use, storage, transfer and retention of personal data. A data security breach of one of our vendors or business partners could cause reputational harm to them and/or negatively impact our ability to maintain the credibility of our user community. Data privacy, data protection, localization, security and consumer-protection laws are evolving, and the interpretation and application of these laws in the United States, Europe (including compliance with the General Data Protection Regulation), and elsewhere often are uncertain, contradictory and changing. It is possible that these laws may be interpreted or applied in a manner that is averse to us or otherwise inconsistent with our practices, which could result in litigation, regulatory investigations and potential legal liability or require us to change our practices in a manner adverse to our business. As a result, our reputation and brand may be harmed, we could incur substantial costs, and we could lose both users and creators and revenue. We depend on servers to operate our service offerings with online features and our proprietary online platform. If we were to lose server functionality for any reason, our business may be negatively impacted. Our business relies on the continuous operation of servers, some of which are owned and operated by third parties. Although we strive to maintain more than sufficient server capacity, and provide for active redundancy in the event of limited hardware failure, any broad-based catastrophic server malfunction, a significant service-disrupting attack or intrusion by hackers that circumvents security measures, a failure of disaster recovery service or the failure of a company on which we are relying for server capacity to provide that capacity for whatever reason could degrade or interrupt the functionality of our platform, and could prevent the operation of our platform for both in-person and online user experiences. We also rely on networks operated by third parties to support content on our platform, including networks owned and operated by game publishers. An extended interruption to any of these services could adversely affect the use of our platform, which would have a negative impact on our business. Further, insufficient server capacity could also negatively impact our business. Conversely, if we overestimate the amount of server capacity required by our business, we may incur additional operating costs. Our online platform and services offered through our platform may contain defects. Our online platform and the services offered through our platform are extremely complex and are difficult to develop and distribute. We have quality controls in place to detect defects in our platform before they are released. Nonetheless, these quality controls are subject to human error, overriding, and reasonable resource or technical constraints. Further, we have not undertaken independent third-party testing, verification or analysis of our platform and associated systems and controls. Therefore, our platform and quality controls and preventative measures we have implemented may not be effective in detecting all defects in our platform. In the event a significant defect in our platform and associated systems and controls is realized, we could be required to offer refunds, suspend the availability of our service offerings, or expend significant resources to cure the defect, each of which could significantly harm our business and operating results. We may experience system failures, outages and/or disruptions of the functionality of our platform. Such failures, delays and other problems could harm our reputation and business, cause us to lose customers and expose us to customer liability. We may experience system failures, outages and/or disruptions of our infrastructure, including information technology system failures and network disruptions, cloud hosting and broadband availability at in person and online experiences. Our operations could be interrupted or degraded by any damage to or failure of: our computer software or hardware, or our customers' or suppliers' computer software or hardware; our network, our customers' networks or our suppliers' networks; or our connections and outsourced service arrangements with third parties. Our systems and operations are also vulnerable to damage or interruption from: power loss, transmission cable cuts and other telecommunications and utility failures; hurricanes, fires, earthquakes, floods and other natural disasters; a terrorist attack in the U.S. or in another country in which we operate; interruption of service arising from facility migrations, resulting from changes in business operations including acquisitions and planned data center migrations; computer viruses or software defects; loss or misuse of proprietary information or customer data that compromises security, confidentiality or integrity; or errors by our employees or third-party service providers. From time to time in the ordinary course of our business, our network nodes and other systems experience temporary outages. As a means of ensuring continuity in the services we provide to our community and partners, we have invested in system redundancies via partnerships with industry leading cloud service providers, proactive alarm monitoring and other back-up infrastructure, though we cannot assure you that we will be able to re-route our services over our back-up facilities and provide continuous service to customers in all circumstances without material degradation. Because many of our services play a critical role for our community and partners, any damage to or failure of the infrastructure we rely on could disrupt or degrade the operation of our network, our platform and the provision of our services and result in the loss of current and potential community members and/or partners and harm our ability to conduct normal business operations. We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations. Our business partially depends on services provided by, and relationships with, various third parties, including cloud hosting and broadband providers, among others. To this end, when our cloud hosting and broadband vendors experience outages, our services will be negatively impacted and alternative resources will not be immediately available. In addition, certain third-party software we use in our operations is currently publicly available free of charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant costs to obtain licensing, find replacement software or develop it on our own. If we are unable to obtain licensing, find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected. We exercise no control over the third-party vendors that we rely upon for cloud hosting, broadband and software service. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations. If we are unable to successfully grow our user base, compete effectively with other platforms, and further monetize our platform, our business will suffer. We have made, and are continuing to make, investments to enable our developers to design and build compelling content and deliver it to our users on our platform. Existing and prospective developers may not be successful in creating content that leads to and maintains user engagement (including maintaining the quality of experiences) or they may fail to expand the types of experiences that our developers can build for users, and other global entertainment companies, online content platforms, and social platforms may entice our users and potential users away from, or to spend less time with, our platform, each of which could adversely affect users' interest in our platform and lead to a loss of revenue opportunities and harm our results of operations. Additionally, we may not succeed in further monetizing our platform and user base. As a result, our user growth, user engagement, financial performance and ability to grow revenue could be significantly harmed if: we fail to increase or maintain KPIs; our user growth outpaces our ability to monetize our users, including if our user growth occurs in markets that are not profitable; we fail to establish a base of our developers, creators, and users; we fail to provide the tools and education to our developers and creators to enable them to monetize their experiences; we fail to increase or maintain the amount of time spent on our platform, the number of experiences that our users share and explore with friends, or the usage of our technology for our developers; we do not develop and establish the social features of our platform, allowing it to more broadly serve the entertainment, education, and business markets; we fail to increase penetration and engagement across target age demographics; developers do not create engaging or new experiences for users; users reduce their subscriptions for our services within our platform; or the experiences on our platform do not maintain or gain popularity. If we are able to continue to grow, we will need to manage our growth effectively, which could require expanding our internal IT systems, technological operations infrastructure, financial infrastructure, and operating and administrative systems and controls. In addition, we have expended in the past and may in the future expend significant resources to launch new features and changes on our platform that we are unable to monetize, which may significantly harm our business. Any future growth would add complexity to our organization and require effective coordination across our organization, and an inability to do so would adversely affect our business, financial conditions and results of operations. We provide access to offerings within our platform that are subscription-based. While we intend for these efforts to generate increased recurring revenues from our existing user base, they may cause users to decrease their overall spend on our platform. Our ability to continue to attract and retain users of our paid subscription services will depend in part on our ability to consistently provide our subscribers with a quality experience. If our users do not perceive these offerings to be of value, or if we introduce new or adjust existing features or pricing in a manner that is not favorably received by them, we may not be able to attract and retain subscribers or be able to convince users to become subscribers of such additional service offerings, and we may not be able to increase the amount of recurring revenue from our user base. Subscribers may cancel their subscription to our service for many reasons, including a perception that they do not use the service sufficiently, the need to reduce household expenses, competitive services that provide a better value or experience or as a result of changes in pricing. If our efforts to attract and retain subscribers are not successful, our business, operating results, and financial condition may be adversely impacted. Growth and engagement of our user community depends upon effective interoperability with mobile operating systems, networks, mobile devices and standards that we do not control. We make our services available across a variety of mobile operating systems and devices. We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. In order to deliver high quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected. We plan to continue to make acquisitions and pursue other strategic transactions, which could impact our financial condition or results of operations and may adversely affect the price of our common stock. As part of our business strategy, we have made and intend to continue to make acquisitions to add specialized employees and complementary companies, products, or technologies, and from time to time may enter into other strategic transactions such as investments and joint ventures. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions or other strategic transactions on favorable terms, or at all, including as a result of regulatory challenges. In some cases, the costs of such acquisitions or other strategic transactions may be substantial, and there is no assurance that we will realize expected synergies from future growth and potential monetization opportunities for our acquisitions or a favorable return on investment for our strategic investments. We may pay substantial amounts of cash or incur debt to pay for acquisitions or other strategic transactions, which has occurred in the past and could adversely affect our liquidity. The incurrence of indebtedness would also result in increased fixed obligations and increased interest expense, and could also include covenants or other restrictions that would impede our ability to manage our operations. We may also issue equity securities to pay for acquisitions and may grant stock options or other equity awards to retain the employees of acquired companies, which could increase our expenses, adversely affect our financial results, and result in dilution to our stockholders. In addition, any acquisitions or other strategic transactions we announce could be viewed negatively by users, marketers, developers, or investors, which may adversely affect our business or the price of our common stock. We may also discover liabilities, deficiencies, or other claims associated with the companies or assets we acquire that were not identified in advance, which may result in significant unanticipated costs. The effectiveness of our due diligence review and our ability to evaluate the results of such due diligence are dependent upon the accuracy and completeness of statements and disclosures made or actions taken by the companies we acquire or their representatives, as well as the limited amount of time in which acquisitions are executed. In addition, we may fail to accurately forecast the financial impact of an acquisition or other strategic transaction, including tax and accounting charges. Acquisitions or other strategic transactions may also result in our recording of significant additional expenses to our results of operations and recording of substantial finite-lived intangible assets on our balance sheet upon closing. Any of these factors may adversely affect our financial condition or results of operations. We may encounter significant difficulties integrating acquired businesses. The integration of any businesses is a complex, costly and time-consuming process. As a result, we have devoted, and will continue to devote, significant management attention and resources to integrating acquired businesses, including those acquired in the 2021 Acquisitions. The failure to meet the challenges involved in integrating businesses and to realize the anticipated benefits of any acquisition could cause an interruption of, or a loss of momentum in, the activities of our combined business and could adversely affect our results of operations. The difficulties of combining acquired businesses with our own include, among others; the diversion of management attention to integration matters; difficulties in integrating functional roles, processes and systems, including accounting systems; challenges in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the two companies; difficulties in assimilating, attracting and retaining key personnel; challenges in keeping existing clients and obtaining new clients; difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from an acquisition; difficulties in managing the expanded operations of a significantly larger and more complex business; contingent liabilities, including contingent tax liabilities or litigation, that may be larger than expected; and potential unknown liabilities, adverse consequences or unforeseen increased expenses associated with an acquisition, including possible adverse tax consequences to the combined business pursuant to changes in applicable tax laws or regulations. Many of these factors are outside of our control, and any one of them could result in increased costs, decreased expected revenues and diversion of management time and energy, all of which could adversely impact our business and results of operations. These difficulties have been enhanced further during the COVID-19 pandemic as a result of our office closures and work-from home policies, which may hinder assimilation of key personnel. If we are not able to successfully integrate an acquisition, if we incur significantly greater costs to achieve the expected synergies than we anticipate or if activities related to the expected synergies have unintended consequences, our business, financial condition or results of operations could be adversely affected. Our online activities are subject to various laws and regulations relating to privacy and child protection, which, if violated, could subject us to an increased risk of litigation and regulatory actions. In addition to our platform, we use third-party applications, websites, and social media platforms to promote our service offerings and engage users, as well as monitor and collect certain information about users in our online forums. A variety of laws and regulations have been adopted in recent years aimed at protecting children using the internet such as the Children's Online Privacy and Protection Act of 1998 ("COPPA"). COPPA sets forth, among other things, a number of restrictions on what website operators can present to children under the age of 13 and what information can be collected from them. COPPA is of particular concern to us, and in an effort to minimize our risk of potential exposure, we retained a COPPA expert as a consultant and have posted a compliant privacy policy, terms of use and various other policies on our website. We undertake significant effort to implement certain precautions to ensure that access to our platform is COPPA compliant. Despite our efforts, no assurances can be given that such measures will be sufficient to completely avoid exposure and COPPA violations, any of which could expose us to significant liability, penalties, reputational harm and loss of revenue, among other things. The laws and regulations concerning data privacy are continually evolving. Failure to comply with these laws and regulations could harm our business. Consumers are able to access our service offerings online through our platform. We collect and store information about our consumers both personally identifying and non-personally identifying information. Numerous federal, state and international laws address privacy, data protection and the collection, storing, sharing, use, disclosure and protection of personally identifiable information and other user data. Numerous states already have, and are looking to expand, data protection legislation requiring companies like ours to consider solutions to meet differing needs and expectations of creators and attendees. Outside the United States, personally identifiable information and other user data is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of information that is collected, processed and transmitted in or from the governing jurisdiction. Foreign data protection, privacy, information security, user protection and other laws and regulations are often more restrictive than those in the United States. In particular, the European Union and its member states traditionally have taken broader views as to types of data that are subject to privacy and data protection laws and regulations and have imposed greater legal obligations on companies in this regard. For example, in April 2016, European legislative bodies adopted the General Data Protection Regulation ("GDPR"), which became effective on May 25, 2018. The GDPR applies to any company established in the European Union as well as to those outside of the European Union if they collect and use personal data in connection with the offering of goods or services to individuals in the European Union or the monitoring of their behavior. The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on service providers. Non-compliance with the GDPR may result in monetary penalties of up to €20 million or 4% of annual worldwide revenue, whichever is higher. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of personal data could greatly increase our cost of providing our products and services or even prevent us from offering certain services in jurisdictions in which we operate. The European Commission is also currently negotiating a new ePrivacy Regulation that would address various matters, including provisions specifically aimed at the use of cookies to identify an individual's online behavior, and any such ePrivacy Regulation may provide for new compliance obligations and significant penalties. Any of these changes to European Union data protection law or its interpretation could disrupt and/or harm our business. Further, following a referendum in June 2016 in which voters in the United Kingdom approved an exit from the European Union, the United Kingdom government has initiated a process to leave the European Union, which has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, although a Data Protection Bill designed to be consistent with the GDPR is pending in the United Kingdom's legislative process, it is unclear whether the United Kingdom will enact data protection laws or regulations designed to be consistent with the GDPR and how data transfers to and from the United Kingdom will be regulated. The interpretation and application of many privacy and data protection laws are, and will likely remain, uncertain, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or product features. Although player interaction on our platform is subject to our privacy policies, end user license agreements ("EULAs"), and terms of service, if we fail to comply with our posted privacy policies, EULAs, or terms of service, or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition and/or harm our business. In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Any inability to adequately address privacy, data protection and data security concerns or comply with applicable privacy, data protection or data security laws, regulations, policies and other obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business. Further, our failure, and/or the failure by the various third-party service providers and partners with which we do business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in the unauthorized release of personally identifiable information or other user data, or the perception that any such failure or compromise has occurred, could damage our reputation, result in a loss of creators or attendees, discourage potential creators and attendees from trying our platform and/or result in fines and/or proceedings by governmental agencies and/or users, any of which could have an adverse effect on our business, results of operations and financial condition. In addition, given the breadth and depth of changes in data protection obligations, ongoing compliance with evolving interpretation of the GDPR and other regulatory requirements requires time and resources and a review of the technology and systems currently in use against the requirements of GDPR and other regulations. We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users. Our interactive live streaming platform enables users and creators to exchange information and engage in various other online activities. Although we require our users and creators to register their real name, we do not require user identifications used and displayed while using the platform to contain any real-name information, and hence we are unable to verify the sources of all the information posted by our users and creators. In addition, because a majority of the communications on our online and in person platform is conducted in real time, we are unable to examine the content generated by users and creators before they are posted or streamed. Therefore, it is possible that users and creators may engage in illegal, obscene or incendiary conversations or activities, including publishing of inappropriate or illegal content that may be deemed unlawful. If any content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. Moreover, the costs of compliance may continue to increase when more content is made available on our platform as a result of our growing base of users and creators, which may adversely affect our results of operations. Intensified government regulation of the Internet industry could restrict our ability to maintain or increase the level of traffic to our platform as well as our ability to capture other market opportunities. The Internet industry is increasingly subject to strict scrutiny. New laws and regulations may be adopted from time to time to address new issues that come to the authorities' attention. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. We also cannot assure you that we will be able to obtain the required licenses or approvals if we plan to expand into other Internet businesses. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, which may disrupt our business operations or derail our business strategy, and materially and adversely affect our business, financial condition and results of operations. Our technology, content and brands are subject to the threat of piracy, unauthorized copying and other forms of intellectual property infringement. We regard our technology, content and brands as proprietary and take measures to protect our technology, content and brands and other confidential information from infringement. Piracy and other forms of unauthorized copying and use of our technology, content and brands are persistent, and policing is difficult. Further, the laws of some countries in which our products are or may be distributed either do not protect our intellectual property rights to the same extent as the laws of the United States or are poorly enforced. Legal protection of our rights may be ineffective in such countries. In addition, although we take steps to enforce and police our rights, factors such as the proliferation of technology designed to circumvent the protection measures used by our business partners or by us, the availability of broadband access to the Internet, the refusal of Internet service providers or platform holders to remove infringing content in certain instances, and the proliferation of online channels through which infringing product is distributed all have contributed to an expansion in unauthorized copying of our technology, content and brands. Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our registered trademark or pending trademarks, brands or websites, or misappropriate our data and copy our platform, all of which could cause confusion, divert users and creators away from our platform and service offerings, or harm our reputation. Competitors and other third parties may purchase (i) trademarks that are similar to our trademarks and (ii) keywords that are confusingly similar to our brands or websites in Internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements in order to divert users and creators from us to their websites. Preventing such unauthorized use is inherently difficult. If we are unable to prevent such unauthorized use, competitors and other third parties may continue to drive potential users and creators away from our platform to competing, irrelevant or potentially offensive platforms, which could harm our reputation and cause us to lose revenue. We have granted, and may continue to grant, share incentive awards, which may result in increased share-based compensation expenses. We adopted our A2022 Stock Option and Incentive Plan (the "2022 Plan") in September 2022, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2022 Plan, we are authorized to grant options to purchase shares of common stock of our Company, restricted share units to receive shares of common stock and restricted shares of common stock. We believe the granting of share incentive awards is important to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Uncertainty in global economic conditions could negatively affect our business, results of operations and financial condition. We have significant intangible assets recorded on our consolidated balance sheets as of December 31, 2021. We will continue to evaluate the recoverability of the carrying amount of our intangible assets on an ongoing basis, and we may incur substantial impairment charges, which would adversely affect our consolidated financial results. There can be no assurance that the outcome of such reviews in the future will not result in substantial impairment charges. Impairment assessment inherently involves judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs, holding periods or other factors that may result in changes in our estimates of future cash flows. Although we believe the assumptions we used in testing for impairment are reasonable, significant changes in any one of our assumptions could produce a significantly different result. I already sent an exhaustive list of risk factors that should be included here See above

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2023.

TheYard.gg, Inc.

By /s/ *Derek Pew*

Name: The Yard.gg, Inc.

Title: Chairman and CEO

Exhibit A

FINANCIAL STATEMENTS

THE YARD.GG, INC.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
DECEMBER 31, 2022

THE YARD.GG, INC.
Index to Financial Statement
(unaudited)

THE YARD.GG, INC.
Consolidated Balance Sheet
From Inception (July 12, 2022) to December 31, 2022

	December 31,2022
ASSETS	
Current Assets	
Checking/Savings	$ 39,805
Accounts Receivable, net	-
Inventory	-
Prepaid Expenses	-
Advance to Harena Data	-
Total Current Assets	39,805
Total Fixed Assets, net	-
Subsidary Goodwill	6,244,713
TOTAL ASSETS	$ 6,284,518
LIABILITIES & EQUITY	
Current Liabilities	
Accounts Payable	
Accrued Expenses	-
Short term debt	
Total Current Liabilities	-
Long Term Liabilities	
Long term debt	-
Total Long Term Liabilities	-
Total Liabilities	-
Equity	
Capital Stock/Member's Equity	6,449,713
Member Draws	-
Retained Earnings/(Deficit)	(165,195)
Total Equity	6,284,518
TOTAL LIABILITIES & EQUITY	$ 6,284,518

The Yard.gg, Inc.
Income Statement of Subsidiary
From Inception (July 12, 2022) to December 31, 2022

Revenue	$	148,141
Costs and expenses:	$	61,691
Operating Costs		54,946
General and administrative		81,075
Total costs and expenses		197,712
Income from operations		(49,571)
Interest and other income (expense), net		60,000
Income before provision for income taxes		(109,571)
Provision for income taxes		5,043
Net income	$	(114,614)

THE YARD.GG, INC.
Statement of Cash Flows
From Inception (July 12, 2022) to December 31, 2022

	Inception to December 31, 2022
Cash flows from operating activities	
Net income	$ (114,614)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	
Share-based compensation	
Deferred income taxes	
Tax benefit from share-based award activity	
Other	
Changes in assets and liabilities:	
Accounts receivable	-
Prepaid expenses and other current assets	
Other assets	
Accounts payable	-
Accrued expenses and other current liabilities	
Deferred revenue and deposits	
Short term debt	-
Other liabilities	
Net cash provided by operating activities	(114,614)
Cash flows from investing activities	
Purchases of property and equipment	-
Sales of marketable securities	
Member Draws	-
Acquisitions of businesses, net of cash acquired, and purchases of intangible assets	
Change in deposits	
Net cash used in investing activities	-
Cash flows from financing activities	
Taxes paid related to net share settlement of equity awards	
Sale of Units	205,000
Principal payments on capital lease and other financing obligations	
Repurchases of Units	
Other financing activities, net	(50,581)
Net cash used in financing activities	154,419
Net (decrease) increase in cash and cash equivalents	39,805
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 39,805

THE YARD.GG, INC.
Statement of Stockholder's Equity
From Inception (July 12, 2022) to December 31, 2022

	Preferre		Common		Additional	Other	Accumulate	Total Members'
	Shares	Amount	Shares	Amount				
Inception (July 17, 2022)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of founders Units	-	-		-	-	-	-	-
Units issued for services	-	-		-	-	-	-	-
Capital Units	-	-		6,449,713	-	-	-	6,449,713
Equity option compensation	-	-		-	-	-	-	-
Net income (loss)	-	-		-	-	(50,581)	(114,614)	(165,195)
December 31, 2022	-	-	-	6,449,713	-	(50,581)	(114,614)	6,284,518

1. NATURE OF OPERATIONS

The Yard.gg, Inc. (which may be referred to as the "Company", "we," "us," or "our") was formed on July 12, 2022 ("Inception") in the State of Delaware. On September 27, 2022, pursuant to an Agreement and Plan of Merger and Reorganization, the Company acquired Harena Data, Inc. through the issuance of 2,500,000 shares of the Company's common stock, par value $.0001 ("Common Stock"), to the previous shareholders of Harena Data, Inc. The Company's financial statements consolidate the results of its wholly-owned subsidiary Harena Data, Inc. commencing on the date of the merger. The Company itself has no operations. The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Franklin, Indiana.

The Company operates in two segments. Our business-to-business segment provides existing communities with the tools and platforms to create manageable, virtual community playgrounds. Our business-to-consumer segment is developing a platform that supports peer-to-peer games of skill wagering globally supported by the Lightning Network and the Company's former UMG Gaming assets which we acquired through our acquisition of Herena Data, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end of December 31, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of July 12, 2022, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company is a holding company that will operate through its wholly owned subsidiary Harena Data Inc.. Harena provides both physical and virtual play environments for video gamers supporting both sanctioned (governed by a third-party) play and peer-to-peer play.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data. -7-

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 31, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Shares at a par value of $0.0001. As of December 31, 2022, 3,580,000 Common Stock have been issued and are outstanding.

4. DEBT

The Company currently has no debt.

5. RELATED PARTY

Pursuant to the acquisition of Harena Data, Inc., the company also acquired notes owed by Harena Data, Inc. to members of the Company's board in a total amount of $110,000.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from July 12, 2022, through December 31, 2022, which is the date the financial statements were available to be issued.

On September 27, 2022, the Company acquired Harena Data, Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of our planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Derek Pew, Principal Executive Officer of TheYard.gg, Inc., hereby certify that the financial statements of TheYard.gg, Inc. included in this Report are true and complete in all material respects.

Derek Pew

Chairman and CEO